Cognizant Technology Solutions
500 Glenpointe Centre West
Teaneck, New Jersey 07666
Telephone (201) 801-0233
Fax (201) 801-0243
www.cognizant.com

August 17, 2006

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 4561

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Cognizant Technology Solutions Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed March 15, 2006
Form 10-Q for the quarterly period ended March 31, 2006
Filed May 9, 2006
Form 8-K
Filed August 2, 2006
File No. 000-24429

Dear Mr. Krikorian:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated August 3, 2006 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

FORM 10-K (Filed on March 15, 2006)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

1.

There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. For instance, you indicate that a key driver for revenue growth in 2005 was

August 17, 2006

the expansion of your service offerings as well as increased revenue from existing customers, new customers, and the Fathom acquisition, without quantifying the amount that these changes contributed to the revenue growth. We also note several instances in your disclosures related to selling, general, and administrative expenses, other income/expense, net, and results by business segment where two or more sources of a material change have been identified that have not been quantified. Further, we note several instances in your Form 10-Q for the quarterly period ended March 31, 2006 in which the dollar impact of the items contributing to the changes is not disclosed. See Section III.D of SEC Release 33-6835. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications. Tell us what consideration you gave to including this information in your filings.

Response:

We have reviewed the Section III.D of the Commission’s Interpretative Release No. 33-6835 and understand your comments and the Commission’s guidance on these matters. The Company has further enhanced its compliance with the guidance the Staff has provided with regard to these matters in our Form 10-Q for the quarter ended June 30, 2006 by quantifying items contributing to changes disclosed in the “Results of Operations” and “Results of Business Segments” sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In addition, we removed vague terms such as “primarily” where specific quantifications were provided. The above-mentioned sections of the MD&A, included as Item 2 of Part I in the Company’s Form 10-Q for the quarter ended June 30, 2006 that was filed on August 9, 2006, attached as Exhibit I, have been provided, as supplemental information, in order to facilitate the Staff’s review of the Company’s enhanced disclosure. The dollar impact of material changes that have been disclosed in the MD&A has been underscored in Exhibit I.

In addition, we would like to highlight to the Staff that the principal driver of the Company’s revenue growth has been strong market-related demand for IT outsourcing services, particularly the onsite/offshore delivery model offered by many Indian IT services companies. Our strong revenue growth has in turn driven the increase in operating costs. As discussed in the preceding paragraph, we have added additional disclosure related to period over period changes in our Form 10-Q for the quarter ended June 30, 2006 that we believe provides meaningful information to readers of our financial statements in light of our strong revenue growth. In future periodic filings, we will add market-related data relating to the growth in the IT outsourcing industry to supplement our discussion of period to period changes in revenue. We previously included quantitative disclosures on market growth on page 1 of our Form 10-K for the year ended December 31, 2005 under the caption “Industry Background”.

August 17, 2006

2.	Your disclosure on page 30 of the filing indicates that India’s wages are increasing and you have obtained price increases in your service offerings, and the disclosure on page 43 of the filing indicates an increase in headcount of 9,000 over the prior year end. Tell us what consideration you gave to providing quantitative and qualitative disclosures regarding the impact of these changes on your operating results. Further, tell us the consideration given to disclosing the impact that these changes will have on future results of operations. Disclosure of known trends should be included in the Management’s Discussion and Analysis section of your filing pursuant to SEC Release 33-8350, Section III.B.3.

Response:

We have reviewed the Section III.D of the Commission’s Interpretative Release No. 33-8350 and understand your comments and the Commission’s guidance on these matters. As a professional services company, salaries and wages are the most significant component of our cost structure and we experience wage inflation globally to varying degrees. Wage increases, to date, have not had a material impact on our overall results of operations as evidenced by the fact that our cost of revenues as a percentage of revenues have been fairly stable over the last three years. For the three years ended December 31, 2005, 2004 and 2003, cost of revenues (exclusive of depreciation and amortization) represented 54.2%, 54.5% and 54.2% of total revenues, respectively. Historically, we have discussed the potential impact of wage increases on our results of operations under “Effects of Inflation” in our MD&A indicating that there can be no assurance that we will be able to recover salary cost increases through price increases. Due to uncertainty in the Indian labor market, we have not been able to predict the rate of future wage increases in India; accordingly, we disclosed potential future Indian wage increases as a risk to the business in the “Risk Factors” section of our Form 10-K rather than as material trend that has had or will have a material effect on future operating results. In addition, it is also important to note that salaries and wages in India represent less than 20% of our total operating expenses. In response to the Staff’s comment, we added the following qualitative disclosure in our MD&A under the sections titled “Executive Summary” and “Effects of Inflation” - “We have experienced wage inflation in India; however, this has not had a material impact on our results of operations as Indian wages represent less than 20% of our total operating expenses.” This disclosure provides readers with sufficient information to quantify the impact of wage increases using their respective estimates of expected wage increases in India.

3.	We note in your disclosure of the gross profit that such amounts appear to be shown exclusive of any related depreciation and amortization expenses. In accordance with SAB Topic 11(B), depreciation and amortization may be excluded from cost of revenues with parenthetical disclosure, but should not be excluded from the gross profit. For each year presented, tell us how much of depreciation and amortization should be included in the determination of the gross profit and what consideration you gave to including these amounts in your computation and discussion of gross profit.

August 17, 2006

Response:

We have reviewed SAB Topic 11(B) and acknowledge that depreciation and amortization should be included as a cost component when gross profit is presented as a separate line on the statement of operations. In response to the Staff’s comment and to comply with SAB Topic 11(B), in our Form 10-Q for the quarter ended June 30, 2006, we eliminated the gross profit subtotal in our consolidated statements of operations and added a parenthetical disclosure to the cost of revenues line indicating that cost of revenues is exclusive of depreciation and amortization shown separately below. We intend to continue with this presentation in future periodic filings.

Currently, in our internal records, we do not allocate depreciation and amortization expense for property and equipment between cost of revenues and general administrative expenses. The quantification of such amount would require additional time on our part to review each class of assets on a geographic basis to determine what portion of such property and equipment is used in delivery of services to clients as opposed to general administrative activities. For purposes of responding to your inquiry as to how much depreciation and amortization should be included in the determination of gross profit for each of the three years ended December 31, 2005, we performed a high level analysis of depreciation and amortization and estimated that approximately:

•	$13,915,000 or 72% of total depreciation and amortization expense of $19,311,000 in 2005 should have been allocated to cost of revenues;

•	$10,285,000 or 71% of total depreciation and amortization expense of $14,442,000 in 2004 should have been allocated to cost of revenues; and

•	$7,363,000 or 70% of total depreciation and amortization expense of $10,451,000 in 2003 should have been allocated to cost of revenues.

The amounts above exclude amortization of intangible assets, principally customer relationships, for the three years ended December 31, 2005, 2004 and 2003 of $2,089, $2,005 and $1,485, respectively.

Management concluded that the exclusion of depreciation and amortization from cost of revenues did not cause the financial statements for the three years ended December 31, 2005 and the three months ended March 31, 2006 to be materially misleading to the readers of the Company’s financial statements. In reaching our conclusion, we considered that the Company’s stock price and market valuation is principally driven by the Company’s revenue and overall earnings growth, gross margins, operating margins and headcount growth. While the inclusion of depreciation and amortization in cost of revenues would have decreased overall gross margins in each period, the trend in the gross margins from period to period would not change. The exclusion of depreciation

August 17, 2006

and amortization from cost of revenues had no effect on revenue, operating margins, operating income, net income or EPS. In addition, the adjustment did not have any impact on the Company’s overall financial trends derived from our publicly reported financial statements. Finally, the adjustment had no effect on any contractual commitments or financial ratios other than the computation of gross margin discussed above. Our conclusions with respect to this matter were discussed and approved by the Company’s Audit Committee.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

4.	We note that you do not include any disclosures in your filing regarding volume discounts or pricing incentives, such as benchmarking, offered to customers, which appear to be common practice in your industry based on disclosures by some of your competitors. Tell us whether you offer these discounts and pricing incentives to your customers, and if so, explain to us how these items are being accounted for and refer to the relevant accounting guidance that supports your policies. Also tell us the amount of discounts and incentives offered in each of the periods presented and what consideration you gave to including relevant disclosure in your revenue recognition policy description.

Response:

We offer volume discounts to a limited number of customers in the form of price reductions tied to annual revenues with the customer. The aggregate amount of volume discounts in each of the three years ended December 31, 2005 was immaterial to our overall operating results. For example, volume discounts were less than 1% of revenues during the quarter ended June 30, 2006. For customers entitled to volume discounts, we estimate annual revenues for the customer at the beginning of the contract year and record revenue net of the expected discount as services are provided throughout the year. When, and if, there is a change in our estimate of expected annual revenue for a customer that results in a change to the expected discount rate, we adjust our revenue through a cumulative catch up adjustment in the period the change in estimate occurs. Our accounting policy is supported by EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), paragraphs 30 and 32. Since volume discounts are not material to our overall operating results, we historically have not disclosed volume discounts in our revenue recognition policy. In response to the Staff’s comment, we added the following disclosure in our revenue recognition policy appearing in Note 2 to the Notes of the Condensed Consolidated Financial Statements appearing in our Form 10-Q for the quarter ended June 30, 2006 - “Volume discounts, if any, are recorded as a reduction of revenue over the contract period as services are provided”.

August 17, 2006

In the isolated instances where we offer benchmarking incentives, such incentives would not result in adjustments to our pricing without our agreement. Further, we have never issued a discount to a customer attributed to benchmarking incentives.

FORM 10-Q (Filed on May 9, 2006)

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

5.	We note during the first quarter of 2006, you implemented a new accounting system resulting in a material change in internal controls. Revise your disclosures to more fully describe and explain the implementation of this new accounting system. We further note that pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications, and the closing process were properly designed to prevent material financial statement errors. Tell us how management determined that this testing was sufficient to conclude that disclosure controls and procedures were effective (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) in light of your disclosures that the operating effectiveness of related key controls will not be completed until the third quarter.

Response:

In response to the SEC staff’s comment, we have enhanced our disclosure on a prospective basis, beginning with the Form 10-Q for the quarter ended June 30, 2006 that was filed on August 9, 2006, to more fully describe and explain the implementation of the new accounting system, which occurred in the first quarter of 2006. This enhanced disclosure is provided below:

“During the first quarter of 2006, we implemented a new accounting system resulting in a material change in internal controls over financial reporting. This new system, which went online effective January 1, 2006 and supports our global accounting operations, consisted of the following modules: General Ledger, Accounts Payable, Asset Management, Cash Management and Purchase Order (for our India operations only). We believe the implementation of a new system was necessary to support increased volumes and transaction complexities related to the rapid growth of our business as well as to reduce the number of manual processes employed by the Company. The new system, which required minimal customizations by the Company, was purchased from an industry-leading vendor of enterprise software solutions. Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal

August 17, 2006

controls surrounding the system implementation process, the applications, and the closing process were properly designed to prevent material financial statement errors. Such procedures included the review of requirement documents, user acceptance testing, change management procedures, access controls, data migration strategies and reconciliations, application interface testing and other standard application controls. In addition to our recurring account reconciliations and reviews as part of our normal close process, we also performed incremental substantive procedures during the first and second quarters, including analytical assessments to validate the accuracy of key financial balances and amounts and reviews of key reports used in the financial reporting close process.

Based on such pre and post implementation testing procedures, incremental substantive procedures, and recurring account reconciliations and reviews, management concluded that our internal controls over the new accounting system have been operating effectively during the three and six months ended June 30, 2006. We will supplement these procedures with additional detailed testing of key controls, which is expected to be completed in the third quarter of this year. Other than the changes related to this new system, no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the six months ended June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

In response to the Staff’s question regarding how management determined that the testing performed related to the new accounting system was sufficient to conclude that disclosure controls and procedures were effective (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management relied on the following procedures to enable it to conclude that the disclosure controls and procedures surrounding the new accounting system were effective:

•	The new system was purchased from an industry-leading vendor of enterprise software solutions and required minimal customizations by the Company.

•	Pre-implementation testing and post-implementation reviews were conducted by management to ensure that internal controls surrounding the system implementation process, the applications, and the closing process were properly designed to prevent material financial statement errors.

•	Such procedures included:

•	Review of requirement documents,

•	Review of user acceptance testing,

•	Review and testing of application change management procedures,

•	Review and testing of access controls,

•	Review and testing of data migration strategies and reconciliations, and

•	Application interface testing and testing of other standard application controls.

August 17, 2006

•	In addition to our recurring account reconciliations and reviews incorporated into our normal close process, we also performed incremental substantive procedures during the first and second quarters, which included:

•	analytical assessments to validate the accuracy of key financial balances and amounts, and

•	reviews of key reports used in the financial reporting close process.

•	The results of the testing and the procedures performed above were evaluated as to their adequacy by the Company’s Disclosures Controls and Procedures Committee (“DCP Committee”) which includes the Company’s Chief Compliance Officer, Corporate Controller, Controller of its Indian subsidiary, General Counsel, and AVP Corporate Tax.

•	Prior to filing the Form 10-Q for the quarters ended March 31, and June 30, 2006, the DCP Committee communicated to the management of the Company the adequacy of the controls and procedures designed to ensure that information required to be disclosed by the Company in its filings with the Commission was recorded, processed, summarized and disclosed within the timeframe designated by the rules promulgated by the Commission.

•	The same information was communicated to the Company’s Audit Committee in conjunction with their review and approval for filing the Form 10-Q for the first and second quarters of 2006.

FORM 8-K (Filed August 2, 2006)

6.	We believe the non-GAAP statements of operations columnar format appearing in Exhibit 99.1 of your Form 8-K filed August 2, 2006 may create the unwarranted impression to investors that the non-GAAP statements of operations have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting a separate reconciliation for only the individual non-GAAP measures discussed within the text of your earnings release (i.e., non-GAAP operating income, non-GAAP net income, and non-GAAP diluted net income per share), provided each one complies with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

August 17, 2006

Response:

In response to the Staff’s comments, we will, on a prospective basis, eliminate the columnar format appearing in Exhibit 99.1 of the Company’s Form 8-K filed August 2, 2006.

Alternatively, as suggested by the Staff, the Company will present a separate reconciliation for the individual non-GAAP measures discussed within the text of its earnings release in compliance with Item 10 of Regulation S-K, the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003, and SAB Topic 14G.

7.	In your press release announcing your financial results, you disclose the outlook for diluted earnings per share for the third quarter and fiscal year of 2006 on a non-GAAP basis. Your report should include the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures, with consideration given to the guidance set forth in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

Response:

In response to the Staff’s comments, we will, on a prospective basis, expand our outlook disclosures in our earnings release to meet the disclosures requirements of Item 10(e)(1)(i) of Regulation S-K for these non-GAAP financial measures, with consideration given to the guidance set forth in the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures issued in June 2003 and SAB Topic 14G.

*     *     *

August 17, 2006

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2712 or Steven E. Schwartz, Esq., our Vice President and General Counsel, at (201) 678-2759.

Sincerely,

/s/ Gordon Coburn
Chief Financial Officer

cc:	Morgan Youngwood
Melissa Walsh
(Securities and Exchange Commission)

Steven E. Schwartz, Esq.

Andrew P. Gilbert, Esq.
(Morgan, Lewis & Bockius LLP)

Robert Sturm
(PricewaterhouseCoopers LLP)

EXHIBIT I

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

The following table sets forth, for the periods indicated, certain financial data expressed for the three months ended June 30:

(Dollars in thousands)

	2006	% of Revenues	2005	% of Revenues	Increase	% Increase
Revenues	$336,836	100.0%	$211,711	100.0%	$125,125	59.1%
Operating Expenses:
Cost of revenues (1)	188,320	55.9	117,768	55.6	70,552	59.9
Selling, general and administrative (2)	80,044	23.8	46,126	21.8	33,918	73.5
Depreciation and amortization	7,801	2.3	5,449	2.6	2,352	43.2

Income from operations	60,671	18.0	42,368	20.0	18,303	43.2

Other income (expense), net	5,361		1,466		3,895	265.7
Provision for income taxes	10,961		7,802		3,159	40.5

Net income	$55,071	16.3%	$36,032	17.0%	19,039	52.8

(1)	Includes stock-based compensation expense for the three months ended June 30, 2006 of $3,332. Exclusive of depreciation and amortization expense.
(2)	Includes stock-based compensation expense for the three months ended June 30, 2006 of $3,437.

The following table includes a non-GAAP financial measure, namely income from operations on a non-GAAP basis, excluding the impact of stock-based compensation resulting from the adoption of SFAS No. 123R. The table also includes reconciliations of income from operations presented in accordance with U.S. generally accepted accounting principles to this non-GAAP measure. Management believes that the presentation of this non-GAAP financial measure provides useful information to investors because our unaudited condensed consolidated statement of operations for the three months ended June 30, 2005 did not reflect the impact of the adoption of SFAS No. 123R and, therefore, the presentation of the non-GAAP financial measure enhances investors’ ability to make period to period comparisons of our operating results. A reconciliation of income from operations as reported and non-GAAP income from operations excluding stock-based compensation expense is as follows for the three months ended June 30:

(Dollars in thousands)

	2006	% of Revenues
Income from operations, as reported	$60,671	18.0%
Add: Stock-based compensation expense	6,769	2.0

Non-GAAP income from operations, excluding stock-based compensation expense	$67,440	20.0%

Revenue. Revenue increased by 59.1%, or approximately $125.1 million, from approximately $211.7 million during the three months ended June 30, 2005 to approximately $336.8 million during the three months ended June 30, 2006. This increase is attributed to greater acceptance of the on-site/offshore delivery model among an increasing number of industries and continued strength in our customers’ discretionary spending. Revenue from customers existing as of June 30, 2005 increased by approximately $97.7 million and revenue from new customers added since June 30, 2005 was approximately $27.4 million or approximately 8.1% of total revenues for the three months ended June 30, 2005. We had approximately 270 active clients as of June 30, 2006 as compared to 246 active clients as of June 30, 2005. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services and Healthcare business segments accounted for approximately $58.7 million and $33.7 million, respectively, of the $125.1 million increase. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 61% and 58%, respectively, compared to the quarter ended June 30, 2005 and represented approximately 49% and 51%, respectively, of total revenues for the quarter ended June 30, 2006. No customer accounted for sales in excess of 10% of revenues during the quarter ended June 30, 2006. JPMorgan Chase accounted for more than 10% of revenues during the quarter ended June 30, 2005.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, stock-based compensation expense, payroll taxes, benefits, immigration and project-related travel for technical personnel, the cost of subcontracting, and the cost of sales commissions related to revenues. Our cost of revenues increased by 59.9%, or approximately $70.6 million, from approximately $117.8 million during the three months ended June 30, 2005 to approximately $188.3 million during the three months ended June 30, 2006. The increase was due to higher compensation and benefits costs of approximately $55.3 million and the inclusion in 2006 of stock-based compensation expense of approximately $3.3 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, stock-based compensation expense, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 70.3%, or approximately $36.3 million, from approximately $51.6 million during the three months ended June 30, 2005 to approximately $87.8 million during the three months ended June 30, 2006, and increased as a percentage of revenue from 24.4% to 26.1%. The majority of the percentage increase in such expenses was due to stock-based compensation expense of approximately $3.4 million or 1% of revenues during the three months ended June 30, 2006.

Income from Operations. Income from operations increased 43.2%, or approximately $18.3 million, from approximately $42.4 million during the three months ended June 30, 2005 to approximately $60.7 million during the three months ended June 30, 2006, representing operating margins of 20.0% and 18.0% of revenues, respectively. The decrease in operating margin was due to stock-based compensation expense of approximately $6.8 million, or 2.0% of revenues, recorded in the three months ended June 30, 2006. Excluding stock-based compensation expense, operating margin for the three months ended June 30, 2006 was 20.0% of revenues.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $3.9 million is attributed to an increase in interest income of $1.8 million from $2.1 million during the three months ended June 30, 2005 to approximately $3.9 million during the three months ended June 30, 2006 plus a period-over-period increase of $2.1 million in income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due to higher invested global cash balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $7.8 million during the three months ended June 30, 2005 to approximately $11.0 million during the three months ended June 30, 2006. The effective tax rate of 17.8% for the three months ended June 30, 2005 decreased to 16.6% for the three months ended June 30, 2006 primarily due to our overall growth, which resulted in a greater percentage of Cognizant India’s revenue falling under the income tax holiday.

Net Income. Net income increased from approximately $36.0 million for the three months ended June 30, 2005 to approximately $55.1 million for the three months ended June 30, 2006, representing 17.0% and 16.3% of revenues, respectively. The decrease in net income as a percentage of revenues compared to the prior period was due to the stock-based compensation expense recorded for the three months ended June 30, 2006, representing a decrease of 2.0% of revenues, offset, in part, by the decrease in the overall effective income tax rate in 2006 equal to 0.4% of revenues and an increase in other income/expense, net, of equal to 0.9% of revenues.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

The following table sets forth, for the periods indicated, certain financial data for the six months ended June 30:

(Dollars in thousands)

	2006	% of Revenues	2005	% of Revenues	Increase	% Increase
Revenues	$622,315	100.0%	$393,392	100.0%	$228,923	58.2%
Operating Expenses:
Cost of revenues (1)	346,908	55.7	215,762	54.8	131,146	60.8
Selling, general and administrative (2)	146,749	23.6	87,536	22.3	59,213	67.6
Depreciation and amortization	14,831	2.4	10,539	2.7	4,292	40.7

Income from operations	113,827	18.3%	79,555	20.2%	34,272	43.1

Other income (expense), net	8,757		3,182		5,575	175.2
Provision for income taxes	20,349		14,727		5,622	38.2

Net income	$102,235	16.4%	$68,010	17.3%	34,225	50.3

(1)	Includes stock-based compensation expense for the six months ended June 30, 2006 of $6,479. Exclusive of depreciation and amortization expense.
(2)	Includes stock-based compensation expense for the six months ended June 30, 2006 of $7,892.

The following table includes a non-GAAP financial measure, namely income from operations on a non-GAAP basis, excluding the impact of stock-based compensation resulting from the adoption of SFAS No. 123R. The table also includes reconciliations of income from operations presented in accordance with U.S. generally accepted accounting principles to this non-GAAP measure. Management believes that the presentation of this non-GAAP financial measure provides useful information to investors because our unaudited condensed consolidated statement of operations for the three months ended June 30, 2005 did not reflect the impact of the adoption of SFAS No. 123R and, therefore, the presentation of the non-GAAP financial measure enhances investors’ ability to make period to period comparisons of our operating results. A reconciliation of income from operations as reported and non-GAAP income from operations excluding stock-based compensation expense is as follows for the six months ended June 30:

	2006	% of Revenues
Income from operations, as reported	$113,827	18.3%
Add: Stock-based compensation expense	14,371	2.3

Non-GAAP income from operations, excluding stock-based compensation expense	$128,198	20.6%

Revenue. Revenue increased by 58.2%, or approximately $228.9 million, from approximately $393.4 million during the six months ended June 30, 2005 to approximately $622.3 million during the six months ended June 30, 2006. This increase is primarily attributed to greater acceptance of the on-site/offshore delivery model among an increasing number of industries and continued strength in our customers’ discretionary spending. Revenue from customers existing as of June 30, 2005, increased by $181.5 million and revenue from new customers added since June 30, 2005 was approximately $47.5 million or 7.6% of revenues for the six months ended June 30, 2005. We had approximately 270 active clients as of June 30, 2006 as compared to 246 active clients as of June 30, 2005. In addition, we experienced strong demand across all of our business segments for an increasingly broad range of services. Our Financial Services and Healthcare business segments accounted for approximately $104.8 million and $60.9 million, respectively, of the $228.9 million increase. Our IT consulting and technology services and IT outsourcing revenues increased by approximately 63% and 54%, respectively, compared to the six months ended June 30, 2005 and represented approximately 50% and 50%, respectively, of total revenues for the six months ended June 30, 2006. No customer accounted for sales in excess of 10% of revenues during the six months ended June 30, 2006. JPMorgan Chase accounted for more than 10% of our revenues during the six months ended June 30, 2005.

Cost of Revenues (Exclusive of Depreciation and Amortization Expense). Our cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and project-related travel for technical personnel, the cost of subcontracting, and the cost of sales commissions related to revenues. Our cost of revenues increased by 60.8%, or approximately $131.1 million, from approximately $215.8 million during the six months ended June 30, 2005 to approximately $346.9 million during the six months ended June 30, 2006. The increase was due to higher compensation and benefits costs of approximately $102.7 million and the inclusion in 2006 of stock-based compensation expense of approximately $6.5 million.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs as well as depreciation and amortization expense. Selling, general and administrative expenses, including depreciation and amortization, increased by 64.8%, or approximately $63.5 million, from approximately $98.1 million during the six months ended June 30, 2005 to approximately $161.6 million during the six months ended June 30, 2006, and increased as a percentage of revenue from 24.9% to 26.0%. The majority of the percentage increase in such expenses was due to stock-based compensation expense of approximately $7.9 million or 1.3% of revenues during the six months ended June 30, 2006.

Income from Operations. Income from operations increased 43.1%, or approximately $34.3 million, from approximately $79.6 million during the six months ended June 30, 2005 to approximately $113.8 million during the six months ended June 30, 2006, representing operating margins of 20.2% and 18.3% of revenues, respectively. The decrease in operating margin was due primarily to stock-based compensation expense of approximately $14.4 million, or 2.3% of revenues, recorded in the six months ended June 30, 2006, offset, in part, by the leverage achieved from increased revenues that resulted from our expanded sales and marketing activities in the current and prior years. Excluding stock-based compensation expense, operating margin for the six months ended June 30, 2006 was 20.6% of revenues.

Other Income/Expense, Net. Other income/expense, net consists primarily of interest income and foreign currency gains or losses. The increase in other income/expense, net of $5.6 million is attributed to an increase in interest income of $3.4 million from approximately $3.9 million during the six months ended June 30, 2005 to approximately $7.3 million during the six months ended June 30, 2006 plus a period-over-period increase of approximately $2.2 million in income due to the remeasurement of certain balance sheet accounts for movements in foreign currency exchange rates. The increase in interest income is due to higher invested global cash balances and an increase in short-term interest rates.

Provision for Income Taxes. The provision for income taxes increased from approximately $14.7 million during the six months ended June 30, 2005 to approximately $20.3 million during the six months ended June 30, 2006. The effective tax rate of 17.8% for the six months ended June 30, 2005 decreased to 16.6% for the six months ended June 30, 2006 primarily due to overall growth in our business which resulted in a greater percentage of Cognizant India’s income falling under the income tax holiday.

Net Income. Net income increased from approximately $68.0 million for the six months ended June 30, 2005 to approximately $102.2 million for the six months ended June 30, 2006, representing 17.3% and 16.4% of revenues, respectively. The decrease in net income as a percentage of revenues compared to the prior period was primarily due to the stock-based compensation expense recorded for the six months ended June 30, 2006, representing a decrease of 2.3% of revenues, offset, in part, by the decrease in the overall effective income tax rate in 2006 equal to 0.5% of revenues and the increase in other income/expense, net, of 0.7% of revenues.

Results by Business Segment

Our reportable segments are: Financial Services, which includes customers providing banking / transaction processing, capital markets and insurance services; Healthcare, which includes healthcare providers and payers as well as life sciences customers; Manufacturing / Retail / Logistics, which includes manufacturers, retailers, travel and other hospitality customers, as well as customers providing logistics services; and Other, which is an aggregation of industry operating segments which, individually, are less than 10% of consolidated revenues and segment operating profit. The Other reportable segment includes media, information services, telecommunications and high technology operating segments. Our sales managers, account executives, account managers and project teams are aligned in accordance with the specific industries they serve.

The Company’s chief operating decision maker evaluates Cognizant’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to the same factors, pressures and challenges. However, the economic environment and its effects on industries served by our operating groups may affect revenue and operating expenses to differing degrees. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as a per seat charge for use of the development centers. Certain expenses, such as general and administrative, and a portion of depreciation and amortization, are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock-based compensation expense is not allocated to individual segments in internal management reports used by the chief decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against the total income from operations.

Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing / Retail / Logistics, and Other reportable segments for the three months ended June 30, 2006 and 2005 are as follows:

(Dollars in thousands)

	June 30, 2006	June 30, 2005	Increase	%
Revenues:
Financial services	$162,597	$103,912	$58,685	56.5%
Healthcare	73,392	39,736	33,656	84.7
Manufacturing/retail/logistics	52,242	37,993	14,249	37.5
Other	48,605	30,070	18,535	61.6

Total revenues	$336,836	$211,711	$125,125	59.1

Segment Operating Profit:
Financial services	$58,878	$33,830	$25,048	74.0%
Healthcare	28,859	15,612	13,247	84.9
Manufacturing/retail/logistics	17,994	10,672	7,322	68.6
Other	15,758	10,198	5,560	54.5

Total segment operating profit	$121,489	$70,312	$51,177	72.8

Financial Services Segment

Revenue. Revenue increased by 56.5%, or approximately $58.7 million, from approximately $103.9 million during the three months ended June 30, 2005 to approximately $162.6 million during the three months ended June 30, 2006. The increase in revenue was driven by continued expansion of existing customer relationships as well as new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $51.6 million and approximately $7.1 million, respectively. Within the segment, growth was particularly strong among our insurance customers, where revenue increased approximately $31.6 million over the second quarter of last year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 74.0%, or approximately $25.0 million, from approximately $33.8 million during the three months ended June 30, 2005 to approximately $58.9 million during the three months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues and achieving continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 84.7%, or approximately $33.7 million, from approximately $39.7 million during the three months ended June 30, 2005 to approximately $73.4 million during the three months ended June 30, 2006. The increase in revenue was driven by continued expansion of existing customer relationships as well as new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $31.3 million and approximately $2.4 million, respectively. Within the segment, growth was particularly strong among our life sciences customers, where revenue increased by approximately $18.5 million over the second quarter of last year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 84.9%, or approximately $13.2 million, from approximately $15.6 million during the three months ended June 30, 2005 to approximately $28.9 million during the three months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 37.5%, or approximately $14.2 million, from approximately $38.0 million during the three months ended June 30, 2005 to approximately $52.2 million during the three months ended June 30, 2006. The increase in revenue within the manufacturing, logistics and retail groups was driven by continued expansion of existing customer relationships as well as new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $6.0 million and approximately $8.2 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 68.6%, or approximately $7.3 million, from approximately $10.7 million during the three months ended June 30, 2005 to approximately $18.0 million during the three months ended June 30, 2006. The increase in segment operating profit was attributable primarily to increased revenues and achieving continued leverage on prior sales and marketing investments.

Other Segment

Revenue. Revenue increased by 61.6%, or approximately $18.5 million, from approximately $30.1 million during the three months ended June 30, 2005 to approximately $48.6 million during the three months ended June 30, 2006. The increase in revenue was due to continued expansion of existing customer relationships and a significant number of new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $8.8 million and approximately $9.7 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 54.5%, or approximately $5.6 million from approximately $10.2 million during the three months ended June 30, 2005 to approximately $15.8 million during the three months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues partially offset by continuing investment is sales and marketing.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenues from external customers and segment operating profit, before unallocated expenses, for the Financial Services, Healthcare, Manufacturing / Retail / Logistics, and Other reportable segments for the six months ended June 30, 2006 and 2005 are as follows:

(Dollars in thousands)

	June 30, 2006	June 30, 2005	Increase	%
Revenues:
Financial services	$298,442	$193,626	$104,816	54.1%
Healthcare	135,897	75,011	60,886	81.2
Manufacturing/retail/logistics	97,237	73,928	23,309	31.5
Other	90,739	50,827	39,912	78.5

Total revenues	$622,315	$393,392	$228,923	58.2

Segment Operating Profit:
Financial services	$108,512	$65,162	$43,350	66.5%
Healthcare	55,713	29,689	26,024	87.7
Manufacturing/retail/logistics	34,060	22,646	11,414	50.4
Other	31,293	17,821	13,472	75.6

Total segment operating profit	$229,578	$135,318	$94,260	69.7

Financial Services Segment

Revenue. Revenue increased by 54.1%, or approximately $104.8 million, from approximately $193.6 million during the six months ended June 30, 2005 to approximately $298.4 million during the six months ended June 30, 2006. The increase in revenue was driven by continued expansion of existing customer relationships as well as new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $92.7 million and $12.1 million, respectively. Within the segment, growth was particularly strong among our insurance customers, where revenue increased by approximately $54.8 million over last year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 66.5%, or approximately $43.4 million, from approximately $65.2 million during the six months ended June 30, 2005 to approximately $108.5 million during the six months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues and achieving continued leverage on prior sales and marketing investments.

Healthcare Segment

Revenue. Revenue increased by 81.2%, or approximately $60.9 million, from approximately $75.0 million during the six months ended June 30, 2005 to approximately $135.9 million during the six months ended June 30, 2006. The increase in revenue was driven by continued expansion of existing customer relationships as well as new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $53.8 million and $7.1 million, respectively. Within the segment, growth was particularly strong among our life sciences customers, where revenue increased $33.6 million over last year. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 87.7%, or approximately $26.0 million, from approximately $29.7 million during the six months ended June 30, 2005 to approximately $55.7 million during the six months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues and sales and achieving continued leverage on prior sales and marketing investments.

Manufacturing/Retail/Logistics Segment

Revenue. Revenue increased by 31.5%, or approximately $23.3 million, from approximately $73.9 million during the six months ended June 30, 2005 to approximately $97.2 million during the six months ended June 30, 2006. The increase in revenue within the manufacturing, logistics and retail groups was driven by continued expansion of existing customer relationships as well as a significant number of new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was approximately $10.6 million and $12.7 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 50.4%, or approximately $11.4 million, from approximately $22.6 million during the six months ended June 30, 2005 to approximately $34.1 million during the six months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues and achieving continued leverage on prior sales and marketing investments.

Other Segment

Revenue. Revenue increased by 78.5%, or approximately $39.9 million, from approximately $50.8 million during the six months ended June 30, 2005 to approximately $90.7 million during the six months ended June 30, 2006. The increase in revenue was due to the continued expansion of existing customer relationships and a significant number of new customers. The increase in revenue from customers existing as of June 30, 2005 and customers added since such date was $24.3 million and $15.6 million, respectively. The increase can also be attributed to leveraging sales and marketing investments in this business segment as well as greater acceptance of the onsite/offshore IT services delivery model.

Segment Operating Profit. Segment operating profit increased 75.6%, or approximately $13.5 million from approximately $17.8 million during the six months ended June 30, 2005 to approximately $31.3 million during the six months ended June 30, 2006. The increase in segment operating profit was attributable to increased revenues.